For Immediate Release		NEWS RELEASE
TSX: PFN OTCQX: PAWEF Frankfurt: P7J.F	Toll Free 1.800.667.1870	www.pfncapital.com

Pacific North West Capital and Alto Ventures Significantly Expand Gold Potential and File NI43-101 Resource Estimate Report on SEDAR, Destiny Gold Project, Québec

  Significant increases in contained ounces for the DAC Deposit, with approximately 364,000 ounces gold “indicated” and approximately 247,000 ounces of gold “inferred”
  All holes from 2010 drilling campaign intersect anomalous gold mineralization
  Four kilometres of strike potential identified by drilling
  Report recommends a $4M expansion drilling program

March 7, 2011, Vancouver, Canada –Pacific North West Capital Corp. ("PFN") (TSX: PFN; OTCQX: PAWEF; FSE: P7J) and Alto Ventures Ltd. (“ATV”) (TSX-V: ATV)  (together “the Companies”) are pleased to announce the filing on Sedar of an NI43-101 Technical Report (the Report), including a new Mineral Resource Estimate for the DAC Gold Deposit, on the Destiny Project located near Val d’Or, Québec. The Companies have also received final assay data for the 3-hole exploratory drill program conducted in late 2010 and provide an update on future plans to expand the mineral resource at the Destiny Gold Project.

NI43-101 Mineral Resource Estimate Report

The Mineral Resource Estimate was initially reported in news releases from the Companies on January 24, 2011. The Report was prepared by Wardrop, a Tetra Tech Company (Wardrop) and incorporates over 7,600 m of additional drilling that was completed on the deposit subsequent to an earlier NI43-101 compliant resource estimate calculated by W. A. Hubacheck Consultants Ltd and filed on SEDAR in 2007. The Wardrop report indicates that the additional drilling has expanded the DAC Deposit and significantly increased the contained ounces of gold over that which was reported in 2007.

At a cut-off grade of 0.5 g/t gold and using the Inverse Distance Squared (ID2) estimation method, the five gold zones that make up the DAC Deposit contain an Indicated Resource of approximately 10.8 million tonnes with an average grade of 1.05 g/t gold (364,000 contained ounces). In addition, the Inferred Resource totals approximately 8.3 million tonnes with an

News Release	March 7, 2011

average grade of 0.92 g/t gold (247,000 contained ounces). The resources block considers the mineralization to start at approximately 15 metres below surface down to a depth of 400 metres for the deepest zone (see Figure 1). The mineralization remains open below 400 metres. For details regarding the resource estimate methods and calculation parameters used in preparation of the Report please see the news releases issued from the Companies on January 24, 2011.

Mineral Resources are not Mineral Reserves and by definition do not demonstrate economic viability.

Figure 1 DAC Deposit 3D Model of mineralized zones 1 to 5, oblique view looking west

2010 Drilling Results

Results from the three-hole diamond drilling program completed on the Destiny property in December were received. Each of the three drill holes (DES10-139, 140 and DES08-113X) had a specific objective with respect to defining controls on the mineralization at the Destiny Gold Project. These are summarized as (1) to test selected Borehole Electromagnetic (BHEM) conductors and assess the association of areas of sulphide mineralization with gold mineralization, and (2) to test for shallow gold mineralization to the south of the DAC deposit where the recently completed high resolution magnetic survey identified magnetic signatures similar to DAC (see news release dated December 16, 2010).

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Previous drilling revealed massive sulphide mineralized lenses locally adjacent to the gold mineralization (see NR dated April 12, 2010). The Companies interpreted these sulphide lenses as important to the gold mineralizing system and completed BHEM surveys in certain drill holes to trace the extent of the massive sulphide mineralization and to help guide drilling at depth.

Drill hole DES10-139 tested an off-hole conductor near the west end of the DAC Deposit. The hole was also drilled deeper to fully intersect the five DAC gold zones. Three lenses of massive sulphides were intersected from 360 m to 374 m downhole. The lenses vary in width from one metre to 3.2 m and are made up of mainly pyrrhotite and pyrite and carry anomalous amounts of base metals confirming that the BHEM method is effective at targeting the massive sulphide mineralization. The hole also intersected anomalous amounts of gold at the western end of the DAC gold zones. These results confirm that the wide envelope of anomalous gold mineralization at the DAC deposit persists (Table 1).

DES10-140 tested the geology south of the DAC Deposit. This hole cut several areas of shearing, alteration and weakly anomalous gold mineralization. The hole returned one assay of 3.45 g/t across 0.3 m (see Table 1) indicating the prospectively for more gold mineralization at shallow depths across strike, making for a potentially thicker deposit.

At the Zone 20 target area, more than 3 km east of the DAC deposit, drill hole DES08-113X was deepened from 200 m to 550 m to test an off-hole BHEM conductor and test Zone 20 at greater depths. The conductor is explained by narrow veins of pyrrhotite and pyrite mineralization.  Anomalous gold coincident with Zone 20 was intersected from 468.7 m to 488 m (see Table 2).  The results from this hole confirm that the gold system associated with the Despinassy Shear is extensive along strike extending from the west of the DAC Deposit for four kilometres to Zone 20.  The gold mineralization also persists at depth both at the DAC Deposit to below 600m and Zone 20 to below 400m.

Table 1 Gold Mineralized Intervals from the 2010 - 3 hole exploratory drill program*

Hole Name	From (m)	To (m)	Width (m)	Au (g/t)
DES10-139	377.95 414.8 450.0 518.75	406.25 437.8 453.7 527.05	28.3 23.0 3.7 8.3	0.35 0.24 0.53 0.34
DES10-140	118.05	118.35	0.3	3.45
DES08-113X	380.4 468.7 477.9	381.5 470.95 488.0	0.95 2.25 10.1	3.15 1.01 0.34

News Release	March 7, 2011

*Based on core angles and previous drilling, true widths are estimated at approximately 80 to 90% of the downhole lengths reported. Mineralized zones generally start at 0.1 g/t gold and assay averages may include minimal intervals of waste material.  No top cuts of assays were used.

Summary and Future Plans

The NI 43-101 resource estimate indicates that the gold zones start near surface and are considered by the Companies to be amenable to an open pit mining scenario. The DAC Deposit remains open along strike and to depth and is one of several significant gold occurrences along a four kilometre segment of the Despinassy Shear Zone. The gold mineralization at the other occurrences also starts near surface, and with additional drilling these other occurrences may add significantly to the contained ounces on the property either as satellite zones to the DAC or as new deposits (see Figure 2).

News Release	March 7, 2011

Results reported to date from the Destiny Project are very positive. The recent drill program has confirmed anomalous gold values across strike and give rise to the possibility that additional shallow mineralization may be added to the currently defined resource through continued exploration. The Companies believe that there is excellent potential to significantly increase the contained ounces on the property.

A $4 million exploration and expansion program was recommended in the report by Wardrop. Major exploration programs for later this year are in the planning stages. The programs will consist of surface geochemical surveys over the Despinassy Shear, to help locate specific drill targets, followed by diamond drilling. The drilling is intended to target additional shallow gold mineralization to increase the viability of an open pit mining scenario for the project.

Qualified Persons

Todd McCracken, P.Geo, is a Qualified Person (“QP”) for purposes of NI 43-101 Report.  He is responsible for preparing the Report and the Resource Estimate disclosed in the Report. Mr. McCracken is an employee of Wardrop, and independent from the Companies as described in section 1.4 of NI 43-101. He has read and approved the technical disclosure in this press release pertaining to the Report.

Mike Koziol, P. Geo., P.Eng. is the Qualified Person who has reviewed and approved the other technical content in this news release.

About the Destiny Property

The Destiny Project is under option from Alto Ventures Ltd. Under the terms of the option agreement, PFN can earn a 60% interest in the property over a four year period by completing $3.5 million in exploration expenditures, paying $200,000 and providing a total of 250,000 PFN shares to Alto. The property consists of 177 claims totalling 7,421 ha and is located approximately 100 km by road north of the city of Val-d'Or. The property is accessible by provincial highway 397 which passes through the property. Pacific North West Capital has fulfilled its obligations for the first two years of the option term as outlined in the agreement.

About Alto Ventures Ltd

Alto Ventures Ltd. is an exploration and development company with a portfolio of highly prospective Canadian gold properties. The Company is active in Quebec in the Abitibi greenstone belt where it has a number of projects including the Alcudia and Destiny gold properties. In Ontario, the Company is exploring in the Beardmore-Geraldton gold belt and the Coldstream project in the Shebandowan gold district. In the Chilcotin Plateau of British Columbia, the Company is exploring the Chilko project nearby the Newton gold deposit. For more details regarding the Company's projects, please visit our website at www.altoventures.com.

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About Pacific North West Capital Corp.

Pacific North West Capital Corp. is a mineral exploration company whose corporate philosophy is to be a project generator, explorer and project operator with the objective of option / joint venturing its projects through to production. The River Valley PGM project is one of North America's newest and largest primary platinum group metals (PGM) deposits. The project located in the Sudbury region of Ontario.

On March 1, 2011 Pacific North West Capital Corp. announced a $5 million exploration program for 2011 that will include a 15,500 metre drill program on its 100% owned River Valley PGM Project. Work to date at River Valley suggests that the best potential for economic accumulations of PGM-Cu-Ni sulphide mineralization is within the Breccia Zone. This Zone includes the main mineralized breccia or Main Zone. The Main Zone occurs within about 20 m of the intrusive contact with Archean gneisses. This contact zone extends for over 9 km of prospective strike length, holds the current defined resource and is the main target of the Company's renewed exploration efforts. Drilling and geophysical surveys are planned to commence in the spring 2011. (see press release March 1 2011)

In January 2011 the Company successfully negotiated the 100% acquisition of the River Valley PGM Project from Anglo Platinum Limited, making Anglo Platinum the largest shareholder of PFN holding approximately 12% of the Company (see news release dated January 31, 2011).

On January 24, 2011, PFN announced a new NI43-101 mineral resource estimate on the Destiny Gold Project which is situated 75 km near Val-d'Or, Québec (see news release dated January 24, 2011). The Destiny Project is under option from Alto Ventures Ltd. Under the terms of the option agreement, PFN can earn a 60% interest in the property over a four year period by completing $3.5 million in exploration expenditures, paying $200,000 and providing a total of 250,000 PFN shares to Alto.

The Company is currently completing a NI43-101 compliant resource estimate on the Rock and Roll Polymetallic Project. The project is located in the Iskut River region of British Columbia (see press release dated October 27, 2010). The Rock and Roll project hosts volcanogenic massive sulphide mineralization, rich in precious metals, in a volcano-sedimentary host rock package. The mineralization shows similarities to the gold and silver rich mineralization of Barrick Gold's past producing Eskay Creek mine. The Company also has PGM, gold and base metal projects in Québec, Ontario, Saskatchewan and Alaska and continues to aggressively look for new acquisition of additional platinum group metals, precious metals on an international scale.

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In addition, PFN is a significant shareholder of Fire River Gold Corp (FAU:TSX.V) which company is developing the Nixon Fork Gold Mine in Alaska, which is slated for production in summer of 2011.

Pacific North West Capital Corp. is well funded with an experienced management team and the ability to take advantage of its growing asset base in Platinum Group Metals, gold and base metals. To that end, the Company is in the process of adding key technical and financial people to our management, advisory team and our board of directors. PFN has approximately $6.6 million in working capital and securities. PFN has approximately $6.6 million in working capital and securities.

Pacific North West Capital is a member of the International Metals Group of Companies. www.internationalmetalsgroup.com

Further Information: Tel: +1.604.685.1870 Fax: +1.604.685.8045 Email: info@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C., Canada, V6M 2A3

On behalf of the Board of Directors

Harry Barr
President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	March 7, 2011